

SEC 03052210 OMMISSION

[illegible], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PENSION DYNAMICS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

985 MORAGA ROAD, SUITE 210
(No. and Street)

LAFAYETTE (City) CALIFORNIA (State) 94549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. BUTLER (925) 299-8080
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. BUTLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSION DYNAMICS SECURITIES CORPORATION, as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of CONTRA COSTA
Subscribed and sworn (or affirmed) to before me this 25th day of NOVEMBER, 2003

Claudia Bogner
Notary Public

Signature

PRESIDENT
Title


CLAUDIA BOGNER
Commission # 1291112
Notary Public - California
San Francisco County
My Comm. Expires Feb 12, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2003
WASH, D.C. 155 SECTION

Pension Dynamics Securities Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Pension Dynamics Securities Corporation

I have audited the accompanying statement of financial condition of Pension Dynamics Securities Corporation as of September 30, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Dynamics Securities Corporation as of September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
October 30, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Pension Dynamics Securities Corporation
Statement of Financial Condition
September 30, 2003

ASSETS

Cash and cash equivalents	$ 406
Accounts receivable	615
Marketable securities, at market value	75,000
Total assets	$ 76,021

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 615
Income taxes payable	800
Deferred income taxes payable	5,436
Total liabilities	6,851

Stockholder's equity

Common stock, no par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding	72,600
Accumulated deficit	(3,430)
Total stockholder's equity	69,170
Total liabilities and stockholder's equity	$ 76,021

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Operations
For the Year Ended September 30, 2003

Revenues	
Commissions	$ 105,045
Unrealized gains (losses)	1,100
Interest income	33
Other income	368
Total revenues	106,546
Expenses	
Occupancy and equipment rental	97,200
Taxes, licenses and fees, other than income taxes	2,960
Other operating expenses	18,545
Total expenses	118,705
Income (loss) before income taxes	(12,159)
Income taxes	
Income tax provision, included deferred taxes of $1,136	1,936
Total income taxes	1,936
Net income (loss)	$ (14,095)

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2003

	Common Stock	Retained Earnings Accumulated (Deficit)	Total
Balance, September 30, 2002	$ 72,600	$ 10,665	$ 83,265
Net income (loss)	–	(14,095)	(14,095)
Balance, September 30, 2003	$ 72,600	$ (3,430)	$ 69,170

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Cash Flows
For the Year Ended September 30, 2003

Cash flows from operating activities:		
Net income (loss)		$ (14,095)
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:		
Valuation of marketable securities to market	$ (1,100)	
(Increase) decrease in assets:		
Accounts receivable	14,083	
Increase (decrease) in liabilities:		
Accounts payable	(880)	
Income taxes payable	(2,559)	
Deferred income taxes payable	1,136	
Total adjustments		10,680
Net cash and cash equivalents used in operating activities		(3,415)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(3,415)
Cash and cash equivalents, at beginning of year		3,821
Cash and cash equivalents, at end of year		$ 406
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ –	
Cash paid for income taxes	$ 3,359	

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pension Dynamics Securities Corporation (the "Company") was incorporated in the state of California on September 17, 1999. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

The Company operates as a retail broker/dealer in mutual funds, on a fully disclosed basis, whereby the Company does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Accounts receivable represent commission earned on securities transactions, which are recorded on the trade date basis.

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Deferred income taxes are provided under the Statement of Financial Accounting Standards No. 109. This standard provides a balance sheet approach to income tax accounting. The principal difference between the financial reporting and tax basis of the assets and liabilities is the unrealized appreciation on the Company's marketable securities.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate stocks valued at market value. Resulting unrealized gains and losses from the fluctuation in market value for the securities are included in income under unrealized gains and losses. For the year ended September 30, 2003 the company included $1,100 in unrealized gains in its statement of operations for the mark-to-market of these securities.

Note 3: INCOME TAXES

The provision for income taxes at September 30, 2003 consisted of the following:

Current federal taxes	$ –
Current state taxes	800
Current tax provision	800
Federal deferred taxes	810
State deferred taxes	326
Deferred tax provision	1,136
Total income tax provision	$ 1,936

Deferred income taxes arise due to the unrealized gains on marketable securities, at market value (note 2) and different accounting methods used for income tax and financial reporting.

The current tax provision consists of the minimum $800 California Franchise Tax. No Federal current tax provision has been recorded, as the Company incurred a loss for the year ended September 30, 2003. The Company has elected to carry forward the loss to offset future taxable income. The loss incurred for the year ended September 30, 2003 can be carried forward until it expires at September 30, 2023. The State's NOL will expire by September 30, 2006.

The Company has certain deferred tax assets related to the net operating loss carryforwards. There is no assurance that future taxable income will be sufficient to realize the net asset or utilize the tax carryforwards. The Company has determined that it is more likely than not that the deferred tax asset may not be realizable. Therefore, a 100% valuation allowance has been recorded.

Note 4: RELATED PARTY TRANSACTIONS

In December of 2000, the Company entered into a written agreement with Pension Dynamic Corporation (PDC), a company under common control, whereby PDC would provide office space, equipment, accounting and staffing to maintain the Company's operations. The Company agreed to pay PDC a variable amount for rent and administrative costs, between $3,000 and $10,000 per month, which could be altered quarterly should the Company fall close to its required net capital.

Note 4: RELATED PARTY TRANSACTIONS
(Continued)

Under this agreement the Company paid PDC $97,200 in occupancy and equipment rental, and an additional $10,265 in administrative fees included in operating expenses for the year ended September 30, 2003.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company's marketable securities of $75,000 at September 30, 2003, consisted of one share of Berkshire Hathaway Holdings Inc. Class A stock.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2003, the Company had net capital of $63,347, which was $38,347 in excess of its required net capital of $25,000; and the Company's ratio of aggregate indebtedness ($1,415) to net capital was .20 to 1, which is less than the 15 to 1 maximum ratio allowed.

Pension Dynamics Securities Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of Year Ended September 30, 2003

Computation of net capital		
Common stock	$ 72,600	
Accumulated deficit	(3,430)	
Total stockholder's equity		$ 69,170
Add: Adjustments to net capital		
Deferred income taxes payable	5,436	
Less: Non-allowable assets	-	
Total adjustments to net capital		5,436
Net capital before haircuts		74,606
Haircuts on securities		
Marketable securities	(11,250)	
Money market	(9)	
Undue concentration	-	
Total haircuts and undue concentration		(11,259)
Net capital		63,347
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 94	
Minimum dollar net capital required	$ 25,000	
Net capital required (greater of above)		(25,000)
Excess net capital		$ 38,347

Ratio of aggregate indebtedness to net capital 0.02: 1

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

See independent auditor's report.

Pension Dynamics Securities Corporation
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2003

A computation of reserve requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Pension Dynamics Securities Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2003

Information relating to possession or control requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Pension Dynamics Securities Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Pension Dynamics Securities Corporation

In planning and performing my audit of the financial statements of Pension Dynamics Securities Corporation (the Company), for the year ended September 30, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Pension Dynamics Securities Corporation including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
October 30, 2003